UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at April 15, 2011

Commission File Number: 001-31965

TASEKO MINES LTD.
(Translation of registrant's name into English)

Suite 300 – 905 West Pender Street
Vancouver, British Columbia
Canada V6C 1L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Underwriting Agreement among Taseko Mines Limited (the “Company”), Gibraltar Mines Ltd. (“Gibraltar”), Aley Corporation (together with Gibraltar, the “Subsidiary Guarantors”) and Barclays Capital Inc., as representative of the underwriters named in Schedule I to the Underwriting Agreement

99.2	Indenture dated April 15, 2011 among the Company, as issuer and parent guarantor, the Subsidiary Guarantors, each as a subsidiary guarantor, The Bank of New York Mellon (“BNYM”), as U.S. trustee, and BNY Trust Company of Canada (together with BNYM, the “Trustees”), as Canadian Co-Trustee

99.3	Supplemental Indenture dated April 15, 2011 among the Company, the Subsidiary Guarantors and the Trustees

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taseko Mines Ltd.
(Registrant)

Date: April 15, 2011	By:	/s/ Russell E. Hallbauer
Russell E. Hallbauer

	Title:	President and CEO